RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-171806

The information in this preliminary terms supplement is not complete and may be changed

Preliminary Terms Supplement

Subject to Completion:
Dated August 9, 2011

Pricing Supplement Dated August __, 2011 to the Product
Prospectus Supplement ERN-ETF-1 Dated February 16, 2011,
Prospectus Dated January 28, 2011, and Prospectus
Supplement Dated January 28, 2011
$______________ Buffered Bullish Enhanced Return Notes Linked to the SPDR® S&P MidCap 400 ETF Trust, Due February 14, 2013 Royal Bank of Canada

Royal Bank of Canada is offering the Bullish Enhanced Return Notes (the “Notes”) linked to the performance of the Reference Asset named below.

The CUSIP number for the Notes is 78008TLM4. The Notes do not pay interest. The Notes provide a 150% leveraged positive return if the price of the Reference Asset increases from the Initial Level to the Final Level, subject to the Maximum Redemption Amount of  [112.75%-116.75%] of the principal amount of the Notes (to be determined on the Pricing Date). Investors are subject to one-for-one loss of the principal amount of the Notes for any percentage decrease from the Initial Level to the Final Level of more than 15%. Any payments on the Notes are subject to our credit risk.

Issue Date: August 16, 2011

Maturity Date: February 14, 2013

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, and “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated February 16, 2011.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	%	$
Underwriting discounts and commissions	%	$
Proceeds to Royal Bank of Canada	%	$

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would not receive a commission.  The price of the Notes would include a profit of approximately $8.00 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes.  In no event will the hedging profits of Royal Bank of Canada, exceed $15.00 per $1,000 in principal amount of the Notes.

We may use this terms supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due February 14, 2013

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Reference Asset:	S&P® MidCap 400 ETF Trust

Bloomberg Ticker:	MDY

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	August 11, 2011

Issue Date:	August 16, 2011

CUSIP:	78008TLM4

Valuation Date:	February 11, 2013

Maturity Date:	February 14, 2013, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to the lesser of:

1.Principal Amount + (Principal Amount x Percentage Change x Leverage Factor); and

2.Maximum Redemption Amount

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than the Buffer Percentage (that is, the Percentage Change is between zero and -15%), then the investor will receive the principal amount only.

If, on the Valuation Date, the Percentage Change is negative, by more than the Buffer Percentage (that is, the Percentage Change is between -10.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula: Final Level - Initial Level Initial Level

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due February 14, 2013

Initial Level:	The closing price per share of the Reference Asset on the Pricing Date.

Final Level:	The closing price per share of the Reference Asset on the Valuation Date.

Leverage Factor:	150% (subject to the Maximum Redemption Amount)

Maximum Redemption Amount:	[112.75% - 116.75%] multiplied by the principal amount (to be determined on the Pricing Date)

Buffer Percentage:	15%

Buffer Level:	85% of the Initial Level

Term:	Approximately eighteen (18) months

Principal at Risk:
The Notes are NOT principal protected.  You may lose a substantial portion or all of your principal amount at maturity if there is a percentage decrease in the closing price per share of the Reference Asset from the Pricing Date to the Valuation Date.

Calculation Agent:	RBC Capital Markets, LLC

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated February 16, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated February 16, 2011, as modified by this terms supplement.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due February 14, 2013

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011, and the product prospectus supplement dated February 16, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated February 16, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement ERN-ETF-1 dated February 16, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000547/c210112424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due February 14, 2013

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the closing price per share of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, a Leverage Factor of 150%, a Maximum Redemption Amount of 114.75% of the principal amount (the midpoint of the Maximum Redemption Amount range of 112.75% – 116.75% of the principal amount), and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 5% x 150%) = $1,000 + $75 = $1,075

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,075, a 7.50% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).

	Percentage Change:	47%

	Payment at Maturity:	$1,000 + ($1,000 x 47% x 150%) = $1,000 + $705 = $1,705 however, the Maximum Redemption Amount is $1,147.50

	On a $1,000 investment, a 47% Percentage Change results in a Payment at Maturity of $1,147.50, a 14.75% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

	Percentage Change:	-8%

	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.

	On a $1,000 investment, a -8.00% Percentage Change results in a Payment at Maturity of $1,000, a 0.00% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

	Percentage Change:	-30%

	Payment at Maturity:	$1,000 + [$1,000 x (-30% + 15%)] = $1,000 - $150 = $850

	On a $1,000 investment, a -30.00% Percentage Change results in a Payment at Maturity of $850, a -15.00% return on the Notes.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due February 14, 2013

INFORMATION REGARDING THE REFERENCE ASSET

We have derived all information contained in this terms supplement regarding the Reference Asset, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by its sponsor, PDR Services LLC (“PDR”). We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

Information provided to or filed with the SEC by the Reference Asset under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 936958 through the SEC’s website at http://www.sec.gov. Additional information about PDR and the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR website at http://www.spdrs.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the SPDR’s website is not incorporated by reference in, and should not be considered a part of, this terms supplement.

The Reference Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P MidCap 400 Index (the “Underlying Index”). To maintain the correspondence between the composition and weightings of stocks held by the Reference Asset and component stocks of the Underlying Index, the Reference Asset trust adjusts its holdings from time to time to conform to periodic changes in the identity and/or relative weightings of the index securities.

The Reference Asset utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The Reference Asset will invest in all of the securities which comprise the Underlying Index.

The Underlying Index

All disclosures contained in this terms supplement regarding the Underlying Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Standard & Poor’s Financial Services LLC (“S&P”). S&P, which owns the copyright and all other rights to the Underlying Index, has no obligation to continue to publish, and may discontinue publication of, the Underlying Index. The consequences of S&P discontinuing publication of the Underlying Index are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes— Unavailability of the Level of the Underlying Index on a Valuation Date.” Neither we nor RBC Capital Markets, LLC accepts any responsibility for the calculation, maintenance or publication of the Underlying Index or any successor index.

The Underlying Index is intended to provide a benchmark for the performance of publicly traded mid-sized U.S. companies and represents approximately 7% of the U.S. equities markets. The Index tracks the stock price movement of 400 companies with mid-sized market capitalizations, ranging from US$1 billion to US$4.4 billion. The calculation of the level of the Underlying Index is based on the relative value of the aggregate market value of the common stocks of 400 companies as of a particular time compared to the aggregate average market value of the common stocks of 400 similar companies on the base date of June 28, 1991.

S&P chooses companies for inclusion in the Underlying Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the U.S. equity market. Relevant criteria employed by S&P include U.S. company status, a market capitalization range between $210 million and $7.06 billion, financial viability, adequate liquidity, and a public float of at least 50%, sector representation, and status as an operating company. Ten main groups of companies comprise the Underlying Index, with the approximate percentage of the market capitalization of the Underlying Index included in each group as of July 20, 2011 indicated in parentheses: Financials (18.72%); Information Technology (15.50%);  Industrials (15.20%); Consumer Discretionary (13.80%); Health Care (11.35%); Energy (7.79%); Materials (7.27%); Utilities (5.56%) Consumer Staples (4.33%); and Telecommunication Services (0.49%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the Underlying Index to achieve the objectives stated above.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due February 14, 2013

S&P calculates the Underlying Index by reference to the prices of the constituent stocks of the Underlying Index without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the Underlying Index constituent stocks and received the dividends paid on those stocks.

Computation of the Underlying Index

While S&P currently employs the following methodology to calculate the Underlying Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the Underlying Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Underlying Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Underlying Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Underlying Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Underlying Index.

Under float adjustment, the share counts used in calculating the Underlying Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the Underlying Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above, where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the Underlying Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due February 14, 2013

The Underlying Index is calculated using a base-weighted aggregate methodology. The level of the Underlying Index reflects the total market value of all 400 component stocks relative to the base date of June 28, 1991. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time.

The actual total market value of the component stocks on the base date of June 28, 1991 has been set to an indexed level of 100. This is often indicated by the notation June 28, 1991=100. In practice, the daily calculation of the Underlying Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Underlying Index, it serves as a link to the original base period level of the Underlying Index. The index divisor keeps the Underlying Index comparable over time and is the manipulation point for all adjustments to the Underlying Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Underlying Index, and do not require index divisor adjustments.

To prevent the level of the Underlying Index from changing due to corporate actions, corporate actions which affect the total market value of the Underlying Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Underlying Index remains constant and does not reflect the corporate actions of individual companies in the Underlying Index. Index divisor adjustments are made after the close of trading and after the calculation of the Underlying Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the Underlying Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due February 14, 2013

HISTORICAL INFORMATION

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2008, 2009 and 2010, the first and second quarters of 2011, as well as the period from July 1, 2011 through August 8, 2011.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Asset in ($)	Low Intra-Day Price of the Reference Asset in ($)	Period-End Closing Price of the Reference Asset in ($)
1/1/2008	3/31/2008	156.07	131.35	141.27
4/1/2008	6/30/2008	163.31	142.73	148.76
7/1/2008	9/30/2008	151.09	125.79	131.83
10/1/2008	12/31/2008	131.22	74.07	97.18

1/1/2009	3/31/2009	102.46	72.55	88.65
4/1/2009	6/30/2009	110.17	86.52	105.31
7/1/2009	9/30/2009	130.73	97.92	125.28
10/1/2009	12/31/2009	134.83	118.38	131.76

1/1/2010	3/31/2010	145.35	123.76	143.16
4/1/2010	6/30/2010	154.78	125.00	129.16
7/1/2010	9/30/2010	147.49	125.60	145.59
10/1/2010	12/31/2010	166.35	143.58	164.68

1/1/2011	3/31/2011	179.66	163.43	179.55
4/1/2011	6/30/2011	184.97	167.77	177.40
7/1/2011	8/8/2011	183.97	140.80	140.96

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due February 14, 2013

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about August 16, 2011, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Supplemental Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

RBCCM may pay fees of up to $        to one or more FINRA members for marketing services relating to this offering.

RBC Capital Markets, LLC